PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE September 26, 2011

• ENVIRONMENTAL ASSESSMENT OF PRAIRIE CREEK MINE ENTERS NEXT PHASE • REVIEW BOARD CLOSES PUBLIC REGISTRY

Vancouver, British Columbia, September 26, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to report that the Mackenzie Valley Review Board (“MVRB”) has officially closed the public registry for the Environmental Assessment on the Company`s Prairie Creek zinc/silver/lead mine in the Northwest Territories, Canada. The closure of the public registry on September 22, 2011, marks the completion of the technical information and reports, public hearings and comment, and submissions stages of the Environmental Assessment.

With the closing of the public registry, the Environmental Assessment (EA) process now enters the Decision Phase by the Review Board. The Company anticipates that the Review Board will take some time before issuing its Report of Environmental Assessment. Once issued, the Decision of the Review Board will then be submitted to the Federal Minister for Review.

The Company’s Developers Assessment Report submitted to the Review Board in March 2010 demonstrates that the Prairie Creek Mine can be successfully operated, and eventually closed, with minimal impacts on the environment. The report indicates that operation of the Mine will not have any significant impacts on fish or aquatic life and will not have any significant adverse effect on the ecological integrity of Nahanni National Park Reserve.

After Ministerial Review, the last phase of the permitting process involves the Mackenzie Valley Land and Water Board issuing a Water License and Land Use Permits, which will incorporate the recommendations arising out of the EA. While the timing of these events is uncertain, Canadian Zinc intends to make every effort to ensure the process is completed as expeditiously as possible.

During the course of the EA, Canadian Zinc has accelerated building regional support for the Project through successful negotiation of socio-economic agreements with local communities, as well as the governments. Canadian Zinc signed Impact Benefit Agreements with each of the Nahanni Butte Dene Band and the Liidlii Kue First Nation of Fort Simpson that will see both groups benefit from the opportunities arising from development and operation of the Prairie Creek Mine.

In August 2011, Canadian Zinc signed the Prairie Creek Mine Socio-Economic Agreement with the Government of the Northwest Territories which establishes the methods and procedures by which the Company and the Government of the Northwest Territories have agreed to work together to maximize the beneficial opportunities and minimize the negative socio-economic impacts arising from an operating Prairie Creek Mine. Also in August 2011, the Federal Government announced the commitment of $3 million, through Human Resources and Skills Development Canada (HRSDC), to fund the training of Aboriginals for employment at the Prairie Creek Mine over the next three years.

The Prairie Creek Mine will provide significant economic opportunities for the entire Dehcho Region and the Northwest Territories. When in operation, it is expected that the Prairie Creek Mine will provide about 220 full-time jobs. A Socio-Economic Study, carried out for the Company as part of its environmental assessment, predicts that the Prairie Creek Mine will have positive and lasting impacts on the local communities and on the Dehcho Region.

Prairie Creek Project

The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The mineral resource at the Prairie Creek Property comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper and 161 grams silver per tonne and a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. [Technical Report October 2007, Minefill Services Inc. Dr. David Stone and Stephen Godden, Qualified Independent Persons, in compliance with NI 43-101].

Since acquiring the property in the 1990s, Canadian Zinc has invested over $45 million, quadrupling the known mineral resource and successfully advancing the Prairie Creek project through five environmental assessments related to applications for various land use permits and licences required for exploration and development programs.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com